-----------------------------
                                                             OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number          3235-0145
                                                   Expires:    December 31, 2005
                                                   Estimated average burden
                                                   hours per response ....... 11
                                                   -----------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Volt Information Sciences, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                    928703107
                                 (CUSIP Number)

                              Michael J. Shef, Esq.
                              Troutman Sanders, LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
--------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 2, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

CUSIP No. 928703107                                            Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Steven Shaw
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [X]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: OO (See Item 3)


--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

                  7.      Sole Voting Power             567,219

Number of                 ------------------------------------------------------
Shares Bene-      8.      Shared Voting Power           294,502
ficially Owned
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        567,219
Person With
                          ------------------------------------------------------
                  10.     Shared Dispositive Power      294,502


--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        861,721
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        5.6%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 928703107                                            Page 3 of 5 Pages

                                  INTRODUCTION

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an admission by Steven Shaw that he is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purposes, and such beneficial ownership, other than the 656,088 shares directly beneficially owned by him, is expressly denied.

ITEM 1.           SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.10 per share, of Volt Information Sciences, Inc. ("Common Stock"), a New York corporation (the "Issuer"). The principal executive office of the Issuer is located at 560 Lexington Avenue, New York, NY 10022.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c) and (f) This Schedule 13D is being filed on behalf of Steven Shaw, a United States citizen, as an individual, whose principal office is located at c/o Volt Information Sciences, Inc., 560 Lexington Avenue, New York, New York 10022. Steven Shaw is a director and co-chief executive officer of the Issuer.

         (d) and (e) Steven Shaw has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4 hereof, the shares whose transfer created the obligation to file this Schedule 13D were transferred from The Jerome Shaw Annuity Trust (the "Trust") directly to Steven Shaw upon the termination of the Trust. The Trust was created for estate planning purposes by Jerome Shaw (the "Grantor"). These shares were personally held by the Grantor since the organization of the Issuer until the creation of the Trust, and no funds or other consideration were borrowed or otherwise obtained for the purposes of acquiring these shares.

ITEM 4.           PURPOSE OF TRANSACTION.

         On September 2, 2005 the Trust terminated and 233,435 shares of Common Stock held by the Trust were distributed directly to Steven Shaw. Except as has been publicly announced or as the

CUSIP No. 928703107                                            Page 4 of 5 Pages

board of directors of the Issuer may from time to time determine to take, there are no plans or proposals which Steven Shaw may have which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of September 2, 2005, Steven Shaw may be deemed to be the "beneficial owner" (as set forth in Rule 13d-3 under the Exchange Act) of 861,721 shares of Common Stock presently outstanding, of which 656,088 shares are directly beneficially owned by him, and 205,633 shares are indirectly beneficially owned, constituting in the aggregate approximately 5.6% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Issuer in its filing on Form 10-Q for the fiscal quarter ended July 31, 2005 to be outstanding as of September 1, 2005). The number of shares as to which Steven Shaw has:

         sole power to vote or to direct the vote is 567,219
         shared power to vote or direct the vote is 294,502
         sole power to dispose or to direct the disposition of is 567,219 shared power to dispose or to direct the disposition of is 294,502

         Included within the 567,219 shares of Common Stock over which Steven Shaw has sole power to vote or direct the vote and dispose or direct the disposition of are 86.0590 shares held for the undersigned's benefit under the Issuer's Employee Stock Ownership Plan ("ESOP") at July 31, 2005 and 5,162.4247 shares held for the undersigned under the Company's 401(k) Savings Plan as at July 31, 2005 (such combined number rounded to the nearest whole number) and 34,000 shares which are not actually outstanding but which are issuable upon exercise of options held by Steven Shaw which are either currently exercisable or exercisable within 60 days from the date hereof. As of January 1, 2000, the ESOP was merged into the Issuer's 401(k) Savings Plan (as merged, the "Plan"); however, separate accounts are maintained for the shares held under the ESOP and 401(k) Savings Plan features of the Plan

         Steven Shaw shares the power to vote or direct the vote or dispose or direct the disposition of 294,502 shares of Common Stock in three trusts established in March 2005 for the benefit of the children of Jerome Shaw. The other trustees of such trusts are Michael Shaw, an individual and a

CUSIP No. 928703107                                            Page 5 of 5 Pages


citizen of the United States who is a son of Jerome Shaw and a beneficiary of one of the trusts who is a therapist/psychologist with an address at 700 27th Street, Manhattan Beach, California 90266, Lloyd Frank, an individual and a citizen of the United States who is Of Counsel to Troutman Sanders LLP (which acts as principal outside counsel to the Issuer) and a director of the Issuer with an address c/o Troutman Sanders LLP, 405 Lexington Avenue, New York, New York 10174, and Jerome Shaw, an individual and a citizen of the United States who is Executive Vice President and Secretary of the Issuer with an address at 2401 North Glassell Street, Orange, California 92865. Steven Shaw is the beneficiary of one of such trusts which holds 98,167 shares.

         (c), (d) and (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Steven Shaw and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                                 /s/ Steven Shaw
                                                 STEVEN SHAW


DATED: December 2, 2005